August 31 2017

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Grant Park Managed Futures Strategy Fund and Grant Park Multi Alternative Strategies Fund

Dear Mr. Oh:

On August 1, 2017, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Grant Park Managed Futures Strategy Fund (the “Target Fund”), a series of the Trust, with and into the Grant Park Multi Alternative Strategies Fund (the “Survivor Fund”), a series of the Trust (the “Reorganization”). On August 25, 2017, you provided additional oral comments on the N-14 to Joshua Hinderliter of Thompson Hine LLP. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A redlined copy of the N-14 reflective of the comments and responses below is included as an exhibit to this response letter.

Cover Page

1.	Comment: Please be more specific in terms of the “title of securities being registered.”
Response: The disclosure has been revised as follows:

Shareholder Letter

2.	Comment: In the second paragraph of the shareholder letter, the Target Fund and the Survivor Fund are stated to have “similar investment objectives” and later in the filing they are stated to have “identical investment objectives.” Please reconcile this inconsistency by being consistent with the term used.
Response: References have been reconciled throughout the filing to state that the Funds have “similar” investment objectives.

3.	Comment: Please provide a brief explain to shareholders as to why the merger was proposed initially.
Response: The following disclosure has been added:
After considering the performance of each Fund and the expenses associated with the investment structure of the Target Fund, the Funds’ adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund.

Questions and Answers

4.	Comment: In regard to the question: “Has the Board of Trustees approved the Reorganization” – please update the language, “and that neither Fund's existing shareholders will be diluted as a result of the Reorganization” to state that “neither Fund’s existing shareholders’ interests will be diluted as a result of the Reorganization.”
Response: The requested change has been made.
5.	Comment: In regard to the question: “Why is this Reorganization occurring” – please combine the first two romanettes listed, as they are redundant. Additionally, please clarify if the third romanette should state the Survivor Fund rather than the Target Fund.
Response: The first romanette has been revised as follows:
Shareholders of the Target Fund will remain invested in an open-end fund that has greater net assets that is expected to result in future operating efficiencies (e.g., certain fixed costs, such as legal expenses, audit fees, compliance expenses, accounting fees and other expenses, will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Combined Fund);
The second romanette has been deleted and the third romanette has been revised to indicate that the lower management fee is with respect to the Survivor Fund.

6.	Comment: In regard to the question: “Who will pay for the Reorganization” – please disclose whether these costs undertaken by the adviser will impact either Fund’s NAV. If so, disclose the dollar and percentage amount. Please note that the same comment applies to the “Expenses of the Reorganization” at the top of page 26.
Response: The following disclosure has been added:
The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund.
7.	Comment: In regard to the question: “Are there differences in front-end sales loads or contingent deferred sales charges” – please disclose here, and in prospectus, whether or not there will be any tacking.
Response: The following disclosure has been added:
Holding periods for Target Fund Class C shareholders for the purposes of contingent deferred sales charges within the Survivor Fund will carry over for such shareholders following the Reorganization.

Prospectus Cover Page

8.	Comment: Please confirm the date within the language “A Statement of Additional Information dated August 31, 2017.”
Response: The Registrant confirms.

9.	Comment: In regard to “the following documents each have been filed with the Securities and Exchange Commission” – please include the document number for each document listed both here and on page 3 of the SAI. Additionally, please revise the third and fourth bullet point, as shareholder reports should be referenced for both Funds, not just the Target Fund.
Response: The file number has been provided for each document.

Summary
10.	Comment: With the section: “Background and Reasons for the Proposed Reorganization” – the disclosure states that “the Survivor Fund has had better performance than the Target Fund,” but no mention of the Funds’ performance was mentioned in the Q&A section. Please consider revising.
Response: The Registrant respectfully declines to amend the existing disclosure.

Fees and Expenses

11.	Comment: Please consider reorganizing in accordance with the requirements of Item 3. The summary section should be followed by the principal risks section and then followed by the fee table.
Response: The requested reordering of sections has been made.

12.	Comment: Please revise the narrative that proceeds the fee table so that it includes a comparison of the fees for each Fund (i.e., higher, lower, etc.).
Response: The following disclosure has been added:

The management fee for the Target Fund is 1.40% of the Fund’s average daily net assets, which is higher than that of the Survivor Fund which has a management fee of 1.18%. Each Fund’s share classes have the same Distribution and/or Service (12b-1) Fees. The Other Expenses for the Target Fund are also higher than those of the Survivor Fund. The Acquired Fund Fees and Expenses for the Survivor Fund are slightly higher than those for the Target Fund. Overall, the total gross operating expense ratios for each of the share classes of the Target Fund are slightly higher than those of the corresponding share classes of the Survivor Fund.

13.	Comment: Please revise the “Principal Investment Risks” section found on page 9 to include the full disclosure of principal investment risks, which appears to be stated in “Comparison of the Target Fund and Survivor Fund — Risks of the Funds.”
Response: The requested change has been made.

14.	Comment: Follow the shareholder fee table, please revise the disclosure so that “Class C, Class I and Class N shares do not pay any sales charges” is stated as footnote 1, and “A 1.00% redemption fee is charged on Class A, Class C, Class I and Class N shares of both the Target and Survivor Fund for shares that are held less than 60 days. The Combined Fund will charge the same redemption fee for Class A, Class C, Class I and Class N shares” is stated as footnote 2.
Response: The requested change has been made.

15.	Comment: In regard to the language: “if such recoupment can be achieved within the foregoing expense limits” – please add “and the expense limit in place at the time of recoupment.”
Response: The requested change has been made.

16.	Comment: Please disclose if the contemplated recoupment will survive the reorganization.
Response: The following disclosure has been added:

 Any amounts previously waived and/or reimbursed by the Adviser for the Target Fund will not be available for recoupment following the Reorganization.

Investment Objectives and Principal Investment Strategies

17.	Comment: Please highlight the differences between the two Funds within this section, rather than describing each individually without reference to the other. Please note that this comment also refers to the “Performance History” section.
Response: The following disclosure has been added:

The investment objective of the Target Fund is to seek income and capital appreciation. The investment objective of the Survivor Fund is to seek positive absolute returns. While the Survivor Fund’s investment objective is stated differently than the investment objective of the Target Fund, they can be viewed as similar as a fund’s ability to generate returns would be based on the income and/or capital appreciation generated by its portfolio holdings.

The Target Fund, through a total return swap, indirectly invests in commodity futures. The Target Fund also uses a fixed income strategy which is implemented through its investment in the Grant Park Fixed Income Fund(as described above). The Survivor Fund directly invests in commodity futures as well as in other derivatives linked to equity, fixed income, interest rate and the currency markets. The Target Fund does not invest in derivatives linked to equity, fixed income, interest rate and the currency markets. The Survivor Fund also may invest directly in U.S. equities and U.S. and foreign fixed-income instruments of any maturity or rating (including junk bonds) as well as open- and closed-end funds and exchange traded funds ("ETFs") (collectively, "Underlying Funds") that invest in such equities and fixed-income instruments. The Target Fund does not seek direct equity or fixed income exposure but does invest in the

Grant Park Fixed Income in pursuing its fixed-income strategy. Like the Target Fund, the Survivor Fund also the Grant Park Fixed Income Fund in pursuing its own fixed-income strategy.

18.	Comment: Please reconcile the language: “After tax returns for Class A, C, and N shares will vary from Class I shares” with the corresponding paragraph of the Survivor Fund’s performance information.
Response: The requested reconciliation has been made.

Management of the Fund

19.	Comment: Please reconcile the language: “Additionally, the adviser is responsible for oversight of the Grant Park Multi Alternative Strategies Fund's sub-adviser and conducting initial and ongoing independent evaluation of asset allocation” – with the disclosure regarding the Survivor Fund’s Sub-Adviser Portfolio Manager.
Response: The Registrant does not see why the statements are in any potential conflict.

20.	Comment: Please explain the basis for why the recoupment period is beyond three years.
Response: The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff’s stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

Reasons for the Reorganization

21.	Comment: Please disclose any adverse factors discussed by the Board when considering the reorganization. Additionally, please consider breaking out the stated reasons in this section in bullet point form for ease of reading.
Response: The Registrant respectfully declines to revise the existing disclosure. The disclosure fully and accurately describes the Board’s deliberations regarding their consideration and approval of the Reorganization.

Federal Income Tax

22.	Comment: Please confirm that a tax opinion will be provided.
Response: No tax opinion will be issued in conjunction with the Reorganization.

23.	Comment: Please include a full summary of potential tax consequences associated with the reorganization per IRC Section 368(a).
Response: The following disclosure has been added:

As of September 30, 2016, the Target Fund had unutilized federal tax short-term capital loss carryforwards of $3,706,606, which may be carried forward indefinitely. Capital loss carryforwards may be used to offset future capital gains, subject to applicable restrictions under the Code.

The final amount of unutilized capital loss carryover for the Target Fund is subject to change and will not be determined until the time of the Reorganization. After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Survivor Fund.

Shareholder Information

24.	Comment: Within this section, please provide the information required by Item 7 (c)(4) of Form N-14 for both Funds.
Response: The following disclosure has been added:

A person who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a Fund or acknowledges the existence of such control may be presumed to control the Fund. A control person could potentially control the outcome of any proposal submitted to the shareholders for approval, including changes to a Fund’s fundamental policies or terms of the investment advisory agreement with the Adviser. As of July 27, 2017, there were no persons known by the Trust to own of record, or beneficially 25% or more of the outstanding shares of either the Target Fund or the Survivor Fund.

Statement of Additional Information

Cover Page

25.	Comment: Please better tailor the cover page to reflect a reorganization of the Funds.
Response: The suggested change has been made as follows:

STATEMENT OF ADDITIONAL INFORMATION

AUGUST 31, 2017

RELATING TO THE REORGANIZATION OF

GRANT PARK MANAGED FUTURES STRATEGY FUND

WITH AND INTO

GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND

Part C

26.	Comment: Item 16 (4) – please revise to state that this is filed as an appendix, rather than an exhibit.
Response: Requested change has been made.

27.	Comment: The Custodial Agreements listed do not appear to the match the custodians listed for the Funds in the rest of the filing, please reconcile.
Response: The Union Bank custodian agreement is listed. Union Bank has since been renamed MUFG Union Bank.

28.	Comment: Please confirm that all applicable 12b-1 and 18f-3 plans have been provided as exhibits.
Response: The Registrant so confirms.

29.	Comment: Please consider reordering Item 16(15)(a) & (b) as subsection (17)(a) & (b).
Response: The suggested change has been made.

30.	Comment: Please file new powers of attorney specific to this filing, as the referenced powers of attorney do not appear to contemplate a merger of Funds. Additionally, please confirm that a power of attorney for Andrew Rogers was previously filed.
Response: The Registrant disagree and believes that the powers of attorney explicitly state that they cover N-14 filings for the Trust. A power of attorney was executed by Mr. Rogers on or about June 28, 2017. In the event that such power of attorney was not previously filed, the Fund’s administrator will do so.

If you have any questions concerning this request please contact Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla